UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

XPeng Inc.

(Name of Issuer)

Class A ordinary shares, US$0.00001 par value per share

(Title of Class of Securities)

98422D105 (1)

(CUSIP Number)

December 6, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Class A ordinary shares.

CUSIP No. 98422D105	SCHEDULE 13G	Page 2 of 8

1.	Names of Reporting Persons Volkswagen AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 94,079,255 Class A ordinary shares (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 94,079,255 Class A ordinary shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,079,255 Class A ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% of Class A Ordinary Shares (2)(3)

12.	Type of Reporting Person (See Instructions) HC, CO

1	It represents 94,079,255 Class A ordinary shares held by Volkswagen Finance Luxemburg S.A., a wholly-owned subsidiary of Volkswagen AG.
2	The shares beneficially owned by the Reporting Persons represent 4.99% of the total issued and outstanding ordinary shares of the Issuer and 1.9% of the total voting power of the Issuer. These percentages are based on the total 1,885,355,830 issued and outstanding ordinary shares of the Issuer, comprising of (1) 1,536,647,573 Class A ordinary shares and (2) 348,708,257 Class B ordinary shares, based on information provided by the Issuer in its report on Form 6-K dated December 6, 2023. The percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of Class A and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
3	This percentage is based on the total 1,536,647,573 issued and outstanding Class A ordinary shares of the Issuer, based on information provided by the Issuer in its report on Form 6-K dated December 6, 2023.

CUSIP No. 98422D105	SCHEDULE 13G	Page 3 of 8

1.	Names of Reporting Persons Volkswagen Finance Luxemburg S.A..

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 94,079,255 Class A ordinary shares (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 94,079,255 Class A ordinary shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,079,255 Class A ordinary shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% of Class A Ordinary Shares (2)(3)

12.	Type of Reporting Person (See Instructions) CO

1	It represents 94,079,255 Class A ordinary shares held by Volkswagen Finance Luxemburg S.A., a wholly-owned subsidiary of Volkswagen AG.
2	The shares beneficially owned by the Reporting Persons represent 4.99% of the total issued and outstanding ordinary shares of the Issuer and 1.9% of the total voting power of the Issuer. These percentages are based on the total 1,885,355,830 issued and outstanding ordinary shares of the Issuer, comprising of (1) 1,536,647,573 Class A ordinary shares and (2) 348,708,257 Class B ordinary shares, based on information provided by the Issuer in its report on Form 6-K dated December 6, 2023. The percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of Class A and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
3	This percentage is based on the total 1,536,647,573 issued and outstanding Class A ordinary shares of the Issuer, based on information provided by the Issuer in its report on Form 6-K dated December 6, 2023.

CUSIP No. 98422D105	SCHEDULE 13G	Page 4 of 8

Item 1.

(a)	Name of Issuer: XPeng Inc.

(b)	Address of Issuer’s Principal Executive Offices: No. 8 Songgang Road Changxing Street Cencun, Tianhe District Guangzhou, Guangdong 510640 People’s Republic of China

Item 2.

(a)	Names of Person Filing: This statement is filed by the following entities (collectively, the “Reporting Persons”):

(i)	Volkswagen AG; and

(ii)	Volkswagen Finance Luxemburg S.A. (“VFL”) This Schedule 13G relates to Class A ordinary shares directly beneficially owned by VFL. Volkswagen AG is the parent organization of VFL.

(b)	Address of Principal Business Office or, if none, Residence:

(i)	Volkswagen AG The address of the principal business office of Volkswagen AG is located at: Berliner Ring 2, 38440 Wolfsburg, Germany

(ii)	The address of the principal business office of VFL is located at: 19/21 route d'Arlon, Block B L - 8009 Strassen Luxembourg

(c)	Citizenship: Volkswagen AG – Germany VFL – Luxembourg

(d)	Title and Class of Securities: Class A ordinary shares, US$0.00001 par value per share, of the Issuer.

(e)	CUSIP No.: 98422D105 This CUSIP number applies to the Issuer's American Depositary Shares, each representing two Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 98422D105	SCHEDULE 13G	Page 5 of 8

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)(3)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Volkswagen AG	94,079,255	6.1%	0	94,079,255	0	94,079,255
VFL	94,079,255	6.1%	0	94,079,255	0	94,079,255

(1)	Each of the Reporting Persons may be deemed the beneficial owner of 94,079,255 Class A ordinary shares held directly by VFL.
(2)	The shares beneficially owned by the Reporting Persons represent 4.99% of the total issued and outstanding ordinary shares of the Issuer and 1.9% of the total voting power of the Issuer. These percentages are based on the total 1,885,355,830 issued and outstanding ordinary shares of the Issuer, comprising of (1) 1,536,647,573 Class A ordinary shares and (2) 348,708,257 Class B ordinary shares, based on information provided by the Issuer in its report on Form 6-K dated December 6, 2023.
(3)	Each of the Reporting Persons may be deemed the beneficial owner of approximately 6.1% of Class A ordinary shares issued and outstanding and this percentage is based on the total 1,536,647,573 issued and outstanding Class A ordinary shares of the Issuer, based on information provided by the Issuer in its report on Form 6-K dated December 6, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98422D105	SCHEDULE 13G	Page 6 of 8

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2023

VOLKSWAGEN AG

By:	/s/ Sven Fuhrmann
Name:	Sven Fuhrmann
Title:	Head of Group Investments

By:	/s/ Dr. Marcus Hellmann
Name:	Dr. Marcus Hellmann
Title:	Senior Counsel

CUSIP No. 98422D105	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2023

Volkswagen Finance Luxemburg S.A.

By:	/s/ Frank Mitschke
Name:	Frank Mitschke
Title:	Managing Director

By:	/s/ Julie Roeser
Name:	Julie Roeser
Title:	Daily Business Manager

CUSIP No. 98422D105	SCHEDULE 13G	Page 8 of 8

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).